SETTLEMENT AGREEMENT

This Settlement Agreement (“Agreement”) is entered into between the United States of America, acting through the United States Department of Justice and on behalf of Defendants, the United States Environmental Protection Agency (“EPA”) and EPA’s Administrator (collectively, the “United States” or “Defendants”), and Plaintiff, the Pebble Limited Partnership (“PLP”) (hereafter collectively referred to as “the Parties”).

I.	DEFINITIONS. Unless otherwise noted, the following definitions apply in this Settlement Agreement, and for the purposes of this Settlement Agreement alone:

A.	“FACA Lawsuit” means Pebble Ltd. P’ship v. EPA, et al., No. 3:14-cv-00171-HRH, D. Alaska.

B.	“FOIA Lawsuit” means Pebble Ltd. P’ship v. EPA, No. 3:14-cv-00199-HRH, D. Alaska.

C.

“Plaintiff,” “PLP,” or “Pebble” means Pebble Limited Partnership, and for the purposes of the Terms and Conditions and Dispute Resolution sections of this Settlement Agreement includes Northern Dynasty Minerals (“NDM”), Hunter Dickinson Inc. (“HDI”), or anyone acting on PLP’s, or NDM’s, or HDI’s behalf.

D.	“Defendants” means the United States Environmental Protection Agency and its Administrator, Scott Pruitt, in his official capacity.

E.

“Effective Date” of this Settlement Agreement means the date on which the Court dissolves the Preliminary Injunction and dismisses the FACA Lawsuit with prejudice. Should those events occur on different dates, the effective date shall be the date on which the later in time event occurs.

F.	“Preliminary Injunction” means the preliminary injunction entered on November 25, 2014, at Docket No. 90 in the FACA Lawsuit.

G.	“Proposed Determination” means EPA Region 10’s July, 2014 Clean Water Act (“CWA”) Section 404(c) Proposed Determination associated with mining the Pebble deposit.

H.

“Recommended Determination” means a CWA Section 404(c) Recommended Determination by EPA pursuant to 40 C.F.R. § 231.5 affirming or modifying the Proposed Determination or any other proposed determination relating to the Pebble Deposit issued by EPA pursuant to 40 C.F.R. § 231.3.

I.

“Permit Application” means the first United States Army Corps of Engineers ENG Form 4345 filed by PLP, or its equivalent form if United States Army Corps of Engineers ENG Form 4345 is amended or revised.

II.	RECITALS

A.

PLP’s wholly-owned subsidiaries, Pebble East Claims Corp. and Pebble West Claims Corp., hold the mineral claims to the Pebble deposit, which is located approximately 200 miles southwest of Anchorage and approximately 15 miles north of Lake Iliamna in the Bristol Bay watershed and in the Nushagak River and Kvichak River watersheds, which are also within the Bristol Bay watershed. The Pebble deposit is on land owned by the State of Alaska in the Lake and Peninsula Borough. The Pebble deposit contains copper, molybdenum, and gold. In July of 2014, EPA Region 10 issued a Proposed Determination under CWA Section 404(c). The Proposed Determination proposed restrictions to the discharge of dredged and fill material associated with mining the Pebble deposit.

B.

In response, PLP filed a number of lawsuits against EPA and its Administrator and indicated that it might file others. These suits included: (1) a May 21, 2014 suit against EPA in the United States District Court for the District of Alaska, claiming that EPA’s Section 404(c) Proposed Determination regarding the Pebble Mine project was a violation of federal law (Pebble Ltd. P’ship v. EPA, et al., No. 3:14-cv-00097-HRH, D. Alaska); (2) a September 3, 2014 action against EPA and its Administrator in the United States District Court for the District of Alaska alleging violations of the Federal Advisory Committee Act (FACA Lawsuit); and (3) an October 14, 2014, suit against EPA under the Freedom of Information Act (FOIA Lawsuit). PLP also indicated that it was considering filing other claims, including under the North American Free Trade Agreement (“NAFTA”), the Anti-Lobbying Act, the Freedom of Information Act (“FOIA”), the Federal Records Act (“FRA”), the 1992 Memorandum of Agreement between EPA and the Department of the Army pursuant to Clean Water Act Section 404(q) (“404(q) MOA”), and the Administrative Procedure Act (“APA”).

C.

To avoid the delay, uncertainty, inconvenience, and expense of protracted litigation of the above pending and potential claims, without any admission or adjudications of fact or law, and in consideration of the mutual promises and obligations set forth in this Settlement Agreement, the Parties have determined to settle the actual and potential disputes between them on the following terms and conditions.

III.	TERMS AND CONDITIONS

A.	As consideration for settlement of the various actual and potential disputes described above, the Parties hereby agree as follows:

1.

If PLP does not submit a CWA Section 404 Permit Application[1] regarding the Pebble deposit to the U.S. Army Corps of Engineers (Corps) within 30 months from the Effective Date of the Settlement Agreement, the Regional Administrator or his/her designee may, at any time thereafter, forward a signed Recommended Determination and administrative record to EPA Headquarters pursuant to 40 C.F.R. § 231.5(b). If PLP submits such a Permit Application within 30 months from the Effective Date of the Settlement Agreement, the Regional Administrator or his/her designee may not forward a signed Recommended Determination and administrative record to EPA Headquarters pursuant to 40 C.F.R. § 231.5(b) until EPA publishes a notice in the Federal Register of the final Environmental Impact Statement (EIS) regarding PLP’s Permit Application pursuant to 40 C.F.R. § 1506.10(a) or 48 months from the Effective Date of the Settlement Agreement, whichever is earlier in time. The requirements of this paragraph shall not be binding if any of the following events occur, as of the date that the relevant event occurs: (1) the Corps decides that an EIS is not necessary for PLP’s CWA Section 404 Permit Application regarding the Pebble deposit; (2) PLP withdraws or suspends pursuant to 33 C.F.R. § 325. 2(d)(3)(v)) its CWA Section 404 Permit Application; (3) the Corps determines that PLP’s CWA Section 404 permit application is withdrawn pursuant to 33 C.F.R. §325.2(d)(5)); or (4) PLP transfers a controlling interest in the claims to the Pebble deposit, or if PLP enters into a partnership, joint venture or other similar arrangement under which an unrelated third party is granted a controlling interest in the rights to develop the Pebble deposit. For purposes of this subsection III.A.1(4), "PLP" means solely Pebble Limited Partnership and its wholly-owned subsidiaries Pebble East Claims Corp. and Pebble West Claims Corp., and does not include Northern Dynasty Minerals ("NDM"), Hunter Dickinson Inc. ("HDI"), or anyone acting on PLP's, or NDM's, or HDI's behalf. Change of control does not include changes in ownership or control of PLP itself, nor of NDM, nor of HDI, nor the granting of any security interests over PLP or its assets, nor a restructuring of PLP (so defined) to establish PLP as a corporation, rather than a limited partnership.

2.

PLP will waive any claims that EPA’s use of contractors or Senior Environmental Employment enrollees (“SEE enrollees”) for any purpose related to EPA’s activities relating to Bristol Bay is a Federal Advisory Committee Act violation, even if such use of contractors or SEE enrollees post-dates the execution of the Settlement Agreement.

______________________________________
1 The date of submission of the Permit Application referenced herein shall be the first date after the Effective Date of this Settlement Agreement on which PLP submits to the United States Army Corps of Engineers the United States Army Corps of Engineers ENG Form 4345, or its equivalent form if United States Army Corps of Engineers ENG Form 4345 is amended or revised.

3.	EPA may use the Bristol Bay Watershed Assessment without any limitation.

4.

Contemporaneously with the execution and delivery of this Settlement Agreement, the Parties, by and through counsel, will execute a Joint Motion to Dissolve the Preliminary Injunction and Stipulation to Dismiss with Prejudice in the FACA Lawsuit; and execute a Stipulation of Dismissal with Prejudice in the FOIA Lawsuit, in the forms appended hereto as Exhibits A and B. Within three business days after execution of this Settlement Agreement, counsel for Plaintiff shall file the executed Joint Motion to Dissolve the Preliminary Injunction and Stipulation to Dismiss with Prejudice in the FACA Lawsuit and the executed Stipulation of Dismissal with Prejudice in the FOIA Lawsuit with the United States District Court for the District of Alaska.

5.

Within 60 days after the dissolution of the Preliminary Injunction, the Regional Administrator or his/her designee will initiate a process to propose to withdraw the Proposed Determination, consistent with the requirements of 40 C.F.R. § 231.5.

6.

PLP will not challenge EPA’s authority to exercise CWA Section 404(c) in the absence of a Permit Application or a decision on a Permit Application, if EPA follows a CWA Section 404(c) process consistent with the terms of this Settlement Agreement.

7.

Except for a legal action pursuant to Section IV of this Agreement, PLP will not file any other Bristol Bay-related legal actions against EPA until after the expiration of any of the timeframes limiting the Regional Administrator’s ability to forward to EPA headquarters a signed Recommended Determination as discussed in Section III.A.1 of this agreement.

8.

PLP will not file any new FOIA requests with EPA or any other federal agency pertaining to EPA’s activities relating to the Bristol Bay watershed until after the expiration of any of the timeframes limiting the Regional Administrator’s ability to forward to EPA headquarters a signed Recommended Determination as discussed in Section III.A.1 of this agreement and any new request may not pertain to EPA’s activities relating to the Bristol Bay watershed that occurred prior to November 25, 2014.

9.

PLP will withdraw all of its pending FOIA requests. This provision applies to the FOIA request from Lankford and Reed on behalf of PLP relating to the 404(q) MOA, as well as any FOIA requests filed by or on behalf of PLP with EPA’s Office of Inspector General and any FOIA requests filed by or on behalf of PLP to any other federal agency related to EPA’s activities relating to the Bristol Bay watershed. This provision includes but is not limited to the following EPA FOIA requests: EPA-R10-2014-007609, EPA-R10-2015-003765, EPA-HQ- 2016-005609, EPA-HQ-2016-003773, EPA-HQ-2016-003769.

10.	Each party will bear its own fees and costs in the FOIA and FACA Lawsuits and any fees, costs, or other administrative charges associated with the processing of PLP’s pending FOIA requests.

11.

Except for what is identified in Section III.A.12, PLP hereby forever waives, releases, acquits, and forever discharges Defendants from, and is hereby forever barred and precluded from prosecuting any and all claims, causes of action, motions, and requests for any injunctive, declaratory, and/or monetary relief, including but not limited to damages, tax payments, debt relief, costs, attorney’s fees, expenses, and/or interest, whether presently known or unknown, contingent or liquidated, that relate to or arise out of any matters or issues alleged in: (a) the FACA Lawsuit; (b) the FOIA Lawsuit; or (c) that relate to or arise out of any matters or issues under the NAFTA, the FOIA, the FRA, CWA Section 404(q), or any other legal claims or challenges against EPA related to EPA’s activities relating to Bristol Bay that occurred prior to November 25, 2014, including but not limited to the right to appeal any and all claims Plaintiff asserted in the FACA Lawsuit or the FOIA Lawsuit.

	12.	Nothing in this Agreement should be construed as waiving an APA claim that PLP may attempt to bring against EPA challenging a final agency action under CWA Section 404(c).

B.	The Parties further agree and represent as follows:

	1.	Each party to this Settlement Agreement represents that it freely and voluntarily enters into this Agreement without any degree of duress or compulsion.

2.

This Settlement Agreement is governed by the laws of the United States. For purposes of construing this Settlement Agreement, it shall be deemed to have been drafted by all Parties to this Settlement Agreement and shall not, therefore, be construed against any Party for that reason in any subsequent dispute.

	3.	This Settlement Agreement constitutes the complete agreement between the Parties. This Settlement Agreement may not be amended except by written consent of the Parties.

	4.	The undersigned counsel represent and warrant that they are fully authorized to execute this Settlement Agreement on behalf of the parties they represent.

	5.	This Settlement Agreement may be executed in counterparts, each of which constitutes an original and all of which constitute one and the same Settlement Agreement.

	6.	This Settlement Agreement is binding on PLP’s successors, transferees, heirs, and assigns.

	7.	All Parties consent to the United States’ and PLP’s disclosure of this Agreement, and information about this Settlement Agreement, to the public.

	8.	The parties agree that good and sufficient consideration exists for the obligations and benefits described in this Settlement Agreement.

9.

This Settlement Agreement is deemed executed on the date of signature of the last signatory to the Settlement Agreement. Facsimiles or electronic copies of signatures shall constitute acceptable, binding signatures for purposes of this Settlement Agreement.

10.

The provisions of this Settlement Agreement are severable, and any invalidity or unenforceability of any one or more of its provisions shall not cause the entire Settlement Agreement to fail or affect the validity or enforceability of the other provisions herein, which shall be enforced without the severed provision(s) in accordance with the remaining provisions of this Settlement Agreement.

11.

Nothing in this Settlement Agreement shall constitute or be construed to constitute an admission of any wrongdoing or liability by Defendants, an admission by Defendants of the truth of any allegation or the validity of any claim asserted in the FACA Lawsuit, the FOIA Lawsuit, or any other actual or potential dispute between the Parties, a concession or admission by Defendants of any fault or omission of any act or failure to act, or an admission by Defendants that the consideration provided to Plaintiff herein represents relief that could be recovered by Plaintiff in or after any legal proceeding. Plaintiff may not offer, proffer, or refer to any of the terms of this Settlement Agreement as evidence in any civil, criminal, or administrative proceeding, other than as provided for in Section IV.

IV.	Dispute Resolution. PLP may allege a breach of the terms and conditions of this Settlement Agreement only in the manner described as follows:

A.

If PLP elects to file a motion pursuant to Fed. R. Civ. P. 60(b)(6) seeking relief from the dismissal of the FACA Lawsuit pursuant to Section III.A.4, such a motion shall be subject to this Section IV.A.

1.

Should PLP make a motion pursuant to Fed. R. Civ. P. 60(b)(6) claiming that Defendants forwarded a Recommended Determination to EPA Headquarters prior to the expiration of the time periods set forth in Section III.A.1 above, Defendants, while reserving their right to oppose such a motion on the grounds that such conduct did not occur, agree that they would not oppose such a motion on the grounds that such conduct would not constitute a repudiation or complete frustration of the Settlement Agreement.

2.

Should PLP bring a motion pursuant to Fed. R. Civ. P. 60(b)(6) on any other ground than those listed in Section IV.A.1, then this Settlement Agreement shall not be interpreted as a concession by Defendants that any such alleged breach constitutes a repudiation or complete frustration of the Settlement Agreement.

3.

Defendants' consent to the filing of a motion pursuant to Section IV.A of this Agreement shall not be deemed to waive any available defenses to the substance of such motion, including without limitation any and all jurisdictional defenses and any right or authority to contend that no breach of this Settlement Agreement has occurred, and Defendants otherwise reserve all available defenses to such motion, including without limitation any and all jurisdictional defenses and any right or authority to contend that no breach of this Settlement Agreement has occurred.

4.	The exclusive procedure for alleging a breach of the terms and conditions of this Settlement Agreement pursuant to this Section IV.A shall be as follows:

a.

Prior to filing any motion pursuant to Section IV.A, counsel for Plaintiff shall submit written notice alleging a breach of this Settlement Agreement to counsel for Defendants. Such notice shall be submitted by first-class mail and electronic mail, and shall specify precisely the basis for the alleged breach, the provision(s) of this Agreement that allegedly has been breached, the facts and circumstances supporting such claim, and whether relief will be sought under Fed. R. Civ. P. 60(b)(6) as set forth in Section IV.A. PLP shall not inform the Court of its allegation(s) at that time.

b.

The notice of any alleged breach of this Settlement Agreement by Defendants must be submitted within sixty (60) days after Plaintiff has, or should have had, knowledge of any alleged breach. The notice of any alleged breach shall accordingly not be operative unless submitted to Defendants within sixty (60) days after Plaintiff has, or should have had, knowledge of the alleged breach.

c.

Defendants shall have a period of forty-five (45) days after the receipt of such notice to take appropriate action to resolve the alleged claim. If requested to do so, PLP shall provide to Defendants any information and materials available to PLP that support the violation alleged in the notice.

d.

If any assertion of breach by PLP is not resolved after consultation between the Parties' counsel within the forty-five (45) day period set forth in Sections IV.A.4.b and IV.A.4.c, or if, prior to the expiration of such forty-five (45) day period, counsel for Defendants advise counsel for PLP that no further action will be taken by Defendants, PLP may seek relief from the Court as set forth in Section IV.A.

e.	Notwithstanding any motion filed under Section IV.A, the Parties may continue to meet and confer in a good-faith attempt to resolve their dispute.

f.

PLP’s right to seek relief pursuant to this Section IV.A shall be subject to the limitations periods set forth in this Section IV.A.4, and any and all assertions of breach shall be forever waived if not asserted within the applicable limitations period.

B.

This Settlement Agreement does not foreclose PLP from bringing any other measure to allege a breach by Defendants, but Defendants reserve the right to oppose such relief on any available ground, including without limitation any and all jurisdictional defenses and any right or authority to contend that no breach of this Settlement Agreement has occurred. PLP agrees, however, that it will seek relief through the mechanisms defined in Section IV.A prior to seeking relief through any other measure and shall only seek relief through other measures should the Court deny a motion made by PLP pursuant to Fed. R. Civ. P. 60(b)(6) concerning the alleged breach for which PLP seeks enforcement through other measures. Subject to Sections IV.A, this Settlement Agreement shall not be construed as Defendants conceding that any particular pleading or action by PLP is available.

C.

Nothing in this Section IV shall provide any limitations to Defendants in enforcing this Settlement Agreement. The parties agree that a court may take judicial notice of this Settlement Agreement in any future action.

/s/
THOMAS C. COLLIER
Chief Executive Officer
The Pebble Limited Partnership
3201 C Street, Suite 401
Anchorage, AK 99503
Phone: (907) 339-2600
Fax: (907) 339-2601

/s/
JAMES HAMILTON
Morgan, Lewis & Bockius LLP
2020 K Street, NW
Washington, DC 20006-2541
Phone: (202) 373-6026
Fax: +1.202.373.6001
james.hamilton@morganlewis.com

/s/
THOMAS M. BARBA
ROGER W. YOERGES
JOHN L. JACOBUS
Steptoe & Johnson LLP
1330 Connecticut Avenue
Washington, D.C. 20036
Phone: (202) 429-3000
tbarba@steptoe.com

ryoerges@steptoe.com
jjacobus@steptoe.com

Attorneys for Plaintiff Pebble Limited Partnership

BRYAN SCHRODER	CHAD A. READLER
Acting United States Attorney	Acting Assistant Attorney General
District of Alaska	Civil Division

RICHARD L. POMEROY	MARCIA BERMAN
Assistant United States Attorney	Assistant Branch Director
District of Alaska	Federal Programs Branch

/s/
BRAD P. ROSENBERG
(DC Bar No. 467513)
ROBIN F. THURSTON
STUART J. ROBINSON
ALICE S. LACOUR
ADAM D. KIRSCHNER
Trial Attorneys
United States Department of Justice
Civil Division, Federal Programs Branch
Phone: (202) 514-3374
Fax: (202) 616-8460
Email: brad.rosenberg@usdoj.gov

Courier Address:
20 Massachusetts Ave., N.W.
Washington, DC 20530

Mailing Address:
P.O. Box 883
Washington, DC 20044

Attorneys for Defendants
Environmental Protection Agency and
Administrator Scott Pruitt

Pebble Ltd. P’ship v. EPA, No. 3:14-cv-00199-HRH

Exhibit A

Pebble Ltd. P’ship v. EPA, No. 3:14-cv-00199-HRH

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF ALASKA

PEBBLE LIMITED PARTNERSHIP,	Case No. 3:14-cv-00171-HRH

Plaintiff,	JOINT MOTION TO DISSOLVE THE
v.	PRELIMINARY INJUNCTION AND
STIPULATION TO DISMISS WITH
ENVIRONMENTAL PROTECTION	PREJUDICE (Fed. R. Civ. P. 41, 65)
AGENCY and SCOTT PRUITT,
Defendants.

Plaintiff Pebble Limited Partnership and Defendants Environmental Protection Agency and its Administrator Scott Pruitt (collectively “the parties”), having now settled this case, jointly move the Court to dissolve the preliminary injunction that was entered by this Court on November 25, 2014 (Dkt. No. 90). The parties also stipulate, upon the dissolution of the preliminary injunction, to the dismissal of this lawsuit with prejudice, with each party to bear its own costs, expenses, and attorney’s fees.

Counsel for Defendants has authorized counsel for Plaintiff to file this joint motion on behalf of both parties.

Dated: May 11, 2017	Respectfully submitted:

/s/
Thomas Amodio, Bar No. 8511142
REEVES AMODIO LLC
500 L Street, Suite 300
Anchorage, AK 99501
Telephone: (907) 222-7100
Facsimile: (907) 222-7190
tom@reevesamodio.com

Of Counsel:

Roger W. Yoerges
Patricia B. Palacios
Mark F. Murphy
STEPTOE & JOHNSON LLP

Pebble Ltd. Partnership v. EPA, No. 3:14-cv-00171-HRH

1

1330 Connecticut Avenue, NW
Washington, DC 20036
Telephone: (202) 429-3000
Facsimile: (202) 429-3901
ryoerges@steptoe.com
ppalacios@steptoe.com
mmurphy@steptoe.com

CHAD A. READLER
Acting Assistant Attorney General
Civil Division

BRYAN SCHRODER
Acting United States Attorney
District of Alaska

MARCIA BERMAN
Assistant Branch Director
Federal Programs Branch

/s/
BRAD F. ROSENBERG
ROBIN F. THURSTON
STUART J. ROBINSON
ALICE S. LACOUR
ADAM D. KIRSCHNER
Trial Attorneys
United States Department of Justice
Civil Division, Federal Programs Branch
20 Massachusetts Ave., NW
Washington, DC 20530
Phone: (202) 514-9239 (Robinson)
Phone: (202) 616-8188 (Thurston)
Fax: (202) 616-8460
Email: stuart.j.robinson@usdoj.gov
Email: robin.f.thurston@usdoj.gov

Attorneys for Defendants
Environmental Protection Agency &
Administrator Scott Pruitt

Pebble Ltd. Partnership v. EPA, No. 3:14-cv-00171-HRH

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CERTIFICATE OF SERVICE

I certify that on this 11th day of May, 2017, I electronically filed a copy of JOINT MOTION TO DISSOLVE THE PRELIMINARY INJUNCTION AND STIPULATION TO DISMISS WITH PREJUDICE using the CM/ECF system, which will electronically serve all counsel of record.

/s/

Roger W. Yoerges

Pebble Ltd. Partnership v. EPA, No. 3:14-cv-00171-HRH

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IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF ALASKA

PEBBLE LIMITED PARTNERSHIP,	Case No. 3:14-cv-00171-HRH

Plaintiff,
v.	[PROPOSED] ORDER

ENVIRONMENTAL PROTECTION
AGENCY and SCOTT PRUITT,
Defendants.

Plaintiff Pebble Limited Partnership and Defendants Environmental Protection Agency and its Administrator Scott Pruitt filed a Joint Motion to Dissolve the Preliminary Injunction and Stipulation to Dismiss with Prejudice. For good cause shown, the parties’ Joint Motion shall be, and it hereby is, GRANTED. The Preliminary Injunction entered by the Court in this case on November 25, 2014 (Dkt. No. 90) shall be, and it hereby is, DISSOLVED. Moreover, this case shall be, and it hereby is, DISMISSED WITH PREJUDICE, with each party to bear its own costs, expenses, and attorney’s fees.

SO ORDERED.

Dated this __ day of _________, 2017.

_________________________________
H. Russel Holland
United States District Judge

Pebble Ltd. P’ship v. EPA, No. 3:14-cv-00199-HRH

Exhibit B

Pebble Ltd. P’ship v. EPA, No. 3:14-cv-00199-HRH

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF ALASKA

PEBBLE LIMITED PARTNERSHIP,
Case No. 3:14-cv-00199-HRH
Plaintiff,
v.	STIPULATION OF DISMISSAL WITH
PREJUDICE (Fed. R. Civ. P. 41)
UNITED STATES ENVIRONMENTAL
PROTECTION AGENCY,
Defendant.

Pursuant to Federal Rule of Civil Procedure 41(a)(1)(A)(ii), Plaintiff Pebble Limited Partnership and Defendant the United States Environmental Protection Agency, having now settled this case, hereby stipulate to the dismissal of the above-captioned case, with prejudice, with each party to bear its own costs, expenses, and attorney’s fees.

Dated: May 11, 2017	Respectfully submitted,

/s/
Thomas Amodio, Bar No. 8511142
REEVES AMODIO LLC
500 L Street, Suite 300
Anchorage, AK 99501
Telephone: (907) 222-7100
Facsimile: (907) 222-7190
tom@reevesamodio.com

Of Counsel:

John L. Jacobus
Patricia B. Palacios
STEPTOE & JOHNSON LLP
1330 Connecticut Avenue, NW
Washington, DC 20036
Telephone: (202) 429-3000
Facsimile: (202) 429-3901
jjacobus@steptoe.com
ppalacios@steptoe.com

Pebble Ltd. P’ship v. EPA, No. 3:14-cv-00199-HRH

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Attorneys for Plaintiff Pebble Limited Partnership

CHAD A. READLER
Acting Assistant Attorney General
Civil Division

BRYAN SCHRODER
Acting United States Attorney
District of Alaska

MARCIA BERMAN
Assistant Branch Director
Federal Programs Branch

/s/
STUART J. ROBINSON
California Bar No. 267183
ROBIN F. THURSTON
Illinois Bar No. 6293950
Trial Attorneys
United States Department of Justice
Civil Division, Federal Programs Branch
20 Massachusetts Ave., NW
Washington, DC 20530
Phone: (202) 514-9239 (Robinson)
Phone: (202) 616-8188 (Thurston)
Fax: (202) 616-8460
Email: stuart.j.robinson@usdoj.gov
Email: robin.f.thurston@usdoj.gov

Attorneys for Defendant
Environmental Protection Agency

Pebble Ltd. P’ship v. EPA, No. 3:14-cv-00199-HRH

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CERTIFICATE OF SERVICE

I certify that on this 11th day of May, 2017, I electronically filed a copy of STIPULATION OF DISMISSAL WITH PREJUDICE using the CM/ECF system, which will electronically serve all counsel of record.

/s/

John L. Jacobus

Pebble Ltd. P’ship v. EPA, No. 3:14-cv-00199-HRH

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